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                                                                     Exhibit 3.3

                                  AMENDMENT TO

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                                  MP3.COM, INC.

                             a Delaware corporation

            WHEREAS, the Board of Directors has previously adopted the Amended and Restated Bylaws of the Corporation (the "Bylaws");

            WHEREAS, pursuant to the Bylaws, the Board of Directors has the power to adopt, amend, or repeal the bylaws of the Corporation; and

            WHEREAS, the Board of Directors now desires to amend the Bylaws to remove the clause in Section 6(a) of the Bylaws permitting the holders of 10% or more of the Corporation's voting stock to call, for any purpose or purposes, special meetings of the stockholders of the Corporation.

            NOW, THEREFORE, the Bylaws are hereby amended as follows:

            1. Special Meetings. Section 6(a) of the Bylaws shall be deleted in its entirety and shall be replaced with the following:

            "(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption)."

            2. Miscellaneous. After the date of this Amendment, each reference in the Bylaws to the Bylaws shall mean and refer to the Bylaws as amended hereby. Except as provided in this Amendment, the Bylaws shall remain in full force and effect and are hereby ratified and confirmed.